                           REPUBLIC OF THE PHILIPPINES
                              (Name of Registrant)

       Name and Address of Authorized Representative in the United States:
                            HON. LINGLINGAY LACANLALE
                                 CONSUL GENERAL
                              PHILIPPINE CONSULATE
                                556 FIFTH AVENUE
                          NEW YORK, NEW YORK 10036-5095


                                                                 August 28, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re:      National Power Corporation
         Schedule B Registration Statement No. 333-105868
         Application for Withdrawal Pursuant to Rules 477 and 478

Ladies and Gentlemen:

Pursuant to Rule 477(a) and (c) and Rule 478(c) under the Securities Act of 1933, as amended, National Power Corporation, the Power Sector Assets and Liabilities Management Corporation and the Republic of the Philippines (together, the "Co-Registrants") hereby apply for withdrawal of the registration statement and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on June 5, 2003, as amended by Pre-Effective Amendment No. 1 filed with the Commission on June 13, 2003 (as amended, the "Registration Statement").

In light of current market conditions, the Co-Registrants have determined not to effect the offering to which the Registration Statement relates at this time. None of the securities covered by the Registration Statement have been sold. The Co-Registrants, either singly or together, may, in the future, undertake a private offering of securities in reliance on Rule 155(c) of the Securities Act.

The Co-Registrants further request:

1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and protection of investors;

2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

In order for us to confirm the granting of such order, please fax a copy of such order to James Grandolfo, Esq., of Allen & Overy, counsel to the Co-Registrants, at (+852) 2974 6999.

If you have any questions regarding this application for withdrawal, please contact David Johnson at (+852) 2974 7174 or James Grandolfo at (+852) 2974 7075.

Very truly yours,

National Power Corporation

By: /s/ Rogelio M. Murga
    -----------------------------
Name: ROGELIO  M. MURGA
Title: President and CEO

Power Sector Assets and Liabilities Management Corporation

By: /s/ Edgardo M. Del Fonso
   ------------------------------
Name: EDGARDO M. DEL FONSO
Title: President and CEO

Republic of the Philippines

By: /s/ Jose Isidro N. Camacho
    -----------------------------
Name: JOSE ISIDRO N. CAMACHO
Title: President and CEO


Cc:  Paul Dudek, Esq.
     Nina Mojiri-Azad, Esq.